

Mail Stop 4720

June 25, 2009

Mr. Hiroshi Saito
Chief Financial Officer
Mitsubishi UFJ Financial Group Inc.
4-1, Marunouchi 2- chome
Chiyoda-ku, Tokyo 100-8330 Japan

     RE: **Mitsubishi UFJ Financial Group Inc.**
              Form 20-F for Fiscal Year Ended March 31, 2008
              File No. 333-98061-99

Dear Mr. Saito:

     We have completed our review of your Form 20-F and have no further comments at this time.

                        Sincerely,

                        Hugh West
                        Accounting Branch Chief